

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2012

<u>Via E-mail</u>
Adam S. Grossman
Chief Executive Officer
ADMA Biologics, Inc.
65 Commerce Way
Hackensack, New Jersey 07601

     Re: ADMA Biologics, Inc.
              Amendment No. 1 to
              Registration Statement on Form S-1
              Filed May 8, 2012
              File No. 333-180449

Dear Mr. Grossman:

We have reviewed your responses to the comments in our letter dated April 24, 2012 and have the following additional comments.

General

1. We note your response to our prior comment 1. Please refer to the first paragraph of the risk factor beginning "We are an 'emerging growth company'" on page 32. Please revise the reference to the "transitional period" in this paragraph to explain that this means that the reduced disclosure requirements discussed will be available as long as you are an emerging growth company.

2. We note your response to our prior comment 4. We note the statement in your response that all of the selling stockholders represented to the company that they were not acquiring their securities with a view to distribution or resale of the securities "except in full compliance with all applicable provisions of the Securities Act." Please tell us whether any of the selling stockholders acquired their securities with a view to distribution, even if they intended to comply with the Securities Act.

Outside Cover Page of Prospectus

3. We note your response to our prior comment 5. Please revise to name a fixed price per share at which the selling stockholders will sell their shares until your shares are quoted on the OTCBB.

Risks Relating to Our Securities, page 30

4. Refer to your disclosure that you are an "emerging growth company" on page 32. Please expand the second paragraph under this heading to also provide a cross reference to the Critical Accounting Policies section of Management's Discussion and Analysis for a further discussion of the extended transition period for complying with new or revised accounting standards.

Critical Accounting Policies and Estimates, page 61

5. Please expand your disclosures to more fully describe the implications of the extended transition period provided by the JOBS Act. Specifically, please clarify that you may take advantage of the extended transition period provided in Securities Act Section 7(a) (2)(B) until the first to occur of the date you (i) are no longer an "emerging growth company" or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Securities Act Section 7(a)(2)(B). Accordingly, until the date you are no longer an "emerging growth company" or affirmatively and irrevocably opt out of the exemption provided by Securities Act Section 7(a)(2)(b), upon issuance of a new or revised accounting standard that applies to your financial statements and has a different effective date for public and private companies, you will disclose the date on which adoption is required for non-emerging growth companies and the date on which you will adopt the recently issued accounting standard.

You may contact Amy Geddes at (202) 551-3304 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Roland S. Chase
        SNR Denton US LLP